                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)

                                 VidaMed, Inc.
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                               (Name of Issuer)

                    Common Stock $.001 par value per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   926530106
                                (CUSIP Number)

                               Hayden R. Fleming
                         14988 N. 78th Way, Suite 2000
                          Scottsdale, Arizona  85260
                                (602) 483-9282
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               November 9, 1998
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ __ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No. 926530106
          ---------

--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Hayden R. Fleming
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [X]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    AF and PF
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(E) [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
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               7   SOLE VOTING POWER

  NUMBER OF        1,578,228
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8   SHARED VOTING POWER
   OWNED BY
    EACH           205,900
  REPORTING    -----------------------------------------------------------------
   PERSON      9   SOLE DISPOSITIVE POWER
    WITH
                   1,578,228
               -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                   205,900
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,784,128
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
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

                                 SCHEDULE 13D

CUSIP No. 926530106
          ---------

--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Circle F Ventures, LLC      F.E.I.#86-0820669
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [X]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(E)           [ ]


--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER

  NUMBER OF        1,368,928
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8   SHARED VOTING POWER
   OWNED BY
    EACH           None
  REPORTING    -----------------------------------------------------------------
   PERSON      9   SOLE DISPOSITIVE POWER
    WITH
                   1,368,928
               -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                   None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,368,928
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     00
--------------------------------------------------------------------------------

                                 SCHEDULE 13D
ITEM 1.

     The title of the class of equity securities to which this statement relates is Common Stock, par value $.001 per share (the "Common Stock"). The name of the issuer is VidaMed, Inc. (the "Company"). The principal executive offices of the Company is 46107 Landing Parkway, Suite 10, Fremont, California 94538.

ITEM 2.   IDENTIFY AND BACKGROUND

     The reporting persons are Hayden R. Fleming and Circle F Ventures, LLC ("Circle F"). Hayden R. Fleming is the managing member of Circle F. Circle F is a Georgia limited liability company whose principal business is the operation of an investment fund and whose principal business and office is located at 14988 N. 78th Way, Suite 200, Scottsdale, Arizona 85260. Circle F has not been a party to any civil or criminal proceeding required to be disclosed in response to this Item.

     The following information is provided for Hayden R. Fleming:

(a)  Name.  Hayden R. Fleming.

(b)  Address.  14988 N. 78th Way, Suite 200, Scottsdale, Arizona 85260.

(c) Principal Occupation and Employment. Hayden R. Fleming is the principal of Fleming Securities, Inc., a broker/dealer.

(d)  Criminal Proceedings.  None.

(e)  Civil proceedings.  None

(f)  Citizenship.  United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Personal funds of Hayden R. Fleming and working capital of Circle F.

ITEM 4.   PURPOSE OF TRANSACTION

     All of the reported shares are held for investment purposes.

     The reporting persons have no plans or proposals which relate to or would result in:

           (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

           (b) An extraordinary corporate transaction, such as a merger, organization or liquidation, involving the Company or any of its subsidiaries;

           (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

           (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

           (e) Any material change in the present capitalization or dividend policy of the Company;

           (f) Any other material change in the Company's business or corporate structure;

           (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

           (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

           (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

           (j) Any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

           (a) Number of Shares/Percentage of Class Beneficially Owned.

     Circle F Ventures, LLC beneficially owns 1,368,928 shares of the Company's Common Stock representing approximately 6.9% of the outstanding shares of Common Stock based on 19,942,422 shares of Common Stock outstanding as indicated by the Company as of June 30, 1998.

     Hayden R. Fleming beneficially owns a total of 1,784,128 shares of the Company's Common Stock representing approximately 8.9% of the outstanding shares of Common Stock based on 19,942,422 shares of Common Stock outstanding as indicated by the Company as of June 30, 1998. Of such shares, 148,200 shares are owned by a trust for the benefit of Hayden Fleming and his wife, 57,700 shares are owned by the wife of Hayden Fleming or by an individual retirement account for her benefit, and 1,368,928 shares are owned by Circle F Ventures, LLC, a limited liability company of which Hayden Fleming is managing member.
The remaining 209,300 shares are owned directly by Hayden Fleming or by an individual retirement account for his benefit.

           (b) Nature of Ownership. Circle F Ventures, LLC has sole power to vote and direct the disposition of all of the 1,368,928 shares reported as owned by it. Hayden R. Fleming has sole power to vote and direct the disposition of 1,578,228 of the reported shares and has shared power to vote and direct the disposition of 205,900 of the reported shares that are owned jointly with his wife or by or for the benefit of his wife.

           (c) Recent Transactions. The following is a list of all transactions in the Company's Common Stock by the reporting persons during the 60 days preceding the date of this Schedule 13D other than those transactions between August 25, 1998 and October 16, 1998 which were previously reported in the Schedule 13D as originally filed and previously amended.

           The shares below were bought by the following purchasers in open market transactions through the NASDAQ market system:

Date of
Transaction      Number of Shares  Price Per Share        Purchaser

10/19/98              11,000         $1.40165              Hayden R. Fleming IRA

10/26/98              15,000         $1.7466               Fleming Trust

10/27/98               5,000         $1.50                 Fleming Trust

10/27/98               5,000         $1.50                 Hayden R. Fleming IRA

11/04/98             150,000         $1.5693               Circle F Ventures LLC

11/05/98              50,000         $1.5645               Circle F Ventures LLC

11/06/98             100,000         $1.627                Circle F Ventures LLC

           (d) Rights to Dividends or Proceeds.  None.

           (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

          None.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

          None.

                                   SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



November 12, 1998
   Date

                               /s/ Hayden R. Fleming
                              ----------------------------
                              Hayden R. Fleming
                              Name/Title


November 12, 1998              CIRCLE F VENTURES, LLC
   Date

                              By: /s/ Hayden R. Fleming
                                 -------------------------
                                 Hayden R. Fleming, Managing Member
                                 Name/Title